                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           BAKER, FENTRESS & COMPANY
- - --------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
- - --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   057213100
                             --------------------
                                (CUSIP Number)


JOHN A. LEVIN                           With A Copy To:
John A. Levin & Co., Inc.               PAUL, WEISS, RIFKIND, WHARTON & GARRISON
One Rockefeller Plaza, 25th Floor       1285 Avenue of the Americas
New York, New York 10020                New York, New York  10019-6064
Tel: (212) 332-8400                     Attention:  Valerie E. Radwaner, Esq.
Fax: (212) 332-8408                     Tel:  (212) 373-3425
                                        Fax: (212) 373-2348
- - --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 28, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
- - -----------------------
  CUSIP NO. 057213100
- - -----------------------

- - ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John Andrew Levin  ###-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
- - ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- - ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      (See Items 3 and 4) 00
- - ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
- - ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            (See Item 5)  3,797,780

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          (See Item 5)  13,312
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             (See Item 5)  3,797,780

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          (See Item 5)  13,312
- - ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      (See Item 5)  3,811,092
- - ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
- - ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      (See Item 5)  11.8%
- - ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
- - ------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 057213100.
          ---------



Item 1.   Security and Issuer.
- - -------   -------------------

          This Statement on Schedule 13D relates to shares of common stock, par value $1.00 per share (the "Common Stock"), of Baker, Fentress & Company, a Delaware corporation ("BKF").

          The principal executive offices of BKF are located at 200 West Madison Street, Chicago, Illinois 60606.

Item 2.   Identity and Background.
- - -------   -----------------------

          This Schedule 13D is being filed by John A. Levin ("Mr. Levin"), whose business address is One Rockefeller Plaza, 25th Floor, New York, New York 10020 and whose principal occupation is President and Chief Executive Officer of BKF, which is a closed-end investment company registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and such other occupations as are described in Item 4 hereof.

          During the last five years Mr. Levin has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Levin is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
- - -------   -------------------------------------------------

          On June 28, 1996, John A. Levin & Co., Inc., a Delaware corporation ("Old LEVCO"), merged into JALC Acquisition Corp. (presently known as Levin Management Co., Inc.), a Delaware corporation and wholly-owned subsidiary of BKF ("Levin Management"), with Levin Management being the surviving corporation in the merger (the "Merger"). The Merger was consummated pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of May 13, 1996 (the "Merger Agreement"), by and among BKF, Levin Management, Old LEVCO, Mr. Levin, Melody L. Prenner Sarnell, Jeffrey A. Kigner, Frank F. Rango, Daniel E. Aron, Barton G. Ice and Carol L. Novak (the forgoing individuals, collectively, the "Stockholders," who owned all of the outstanding capital stock of Old LEVCO).
In
the Merger, Mr. Levin received consideration in the form of a cash payment of $19,536,445.50 and 3,797,780 shares of Common Stock (the "Merger Shares"), the beneficial ownership of which, when combined with the Managed Shares (as defined in Item 4 hereof), is the subject of this Schedule 13D. The other Stockholders also received consideration in the form of cash and Common Stock in accordance with the terms of the Merger Agreement.

          A copy of the Merger Agreement is attached hereto as Exhibit A and is incorporated herein by reference. The description in this Schedule 13D of the Merger Agreement is qualified in its entirety by reference to the full text thereof.

          See Item 4 hereof for information relating to the Managed Shares.

Item 4.   Purpose of Transaction.
- - -------   ----------------------

          The Merger was effected to promote the joint interests of BKF, Old LEVCO and their respective stockholders.

          Upon consummation of the Merger, (i) the election of Mr. Levin to the board of directors of BKF by vote of the BKF stockholders on June 27, 1996 became effective, (ii) Mr. Levin was appointed President and Chief Executive Officer of BKF and President of Levin Management, (iii) Mr. Levin was elected to the board of directors of both Levin Management and its wholly owned subsidiary John A. Levin & Co., Inc. ("New LEVCO"), each of whose place of business is One Rockefeller Plaza, 25th Floor, New York, New York 10020 and (iv) Mr. Levin was appointed President of New LEVCO.

          New LEVCO is a registered investment adviser under the Investment Advisers Act of 1940, as amended, who specializes in managing equity portfolios for taxable and tax-exempt institutional and individual investors primarily within the United States. Mr. Levin provides general client advice and management of client funds on behalf of New LEVCO. Pursuant to the Portfolio Management Agreement, dated as of June 28, 1996 (the "Portfolio Management Agreement"), between BKF and New LEVCO, New LEVCO will manage the publicly traded securities in BKF's investment portfolio. The Portfolio Management Agreement was approved by the stockholders of BKF on June 27, 1996.

          A copy of the Portfolio Management Agreement is attached hereto as Exhibit B and is incorporated herein by reference. The description in this
Schedule 13D of the Portfolio Management Agreement is qualified in its entirety by reference to the full text thereof.

          An aggregate of 13,312 shares of Common Stock (the "Managed Shares") are held in accounts managed by New LEVCO pursuant to investment advisory agreements, of which 7,517 of such Managed Shares are contained in managed accounts for the benefit of Mr. Levin's wife and four children. As a result of Mr. Levin's relationship with New LEVCO, Mr. Levin may be deemed the indirect beneficial owner of the Managed Shares. New LEVCO holds the Managed Shares on behalf of the managed accounts for investment purposes.

          Mr. Levin has acquired the Merger Shares pursuant to the Merger and intends to hold such shares for investment purposes. Mr. Levin may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of the shares of Common Stock at prices deemed favorable, BKF's business or financial condition and to other factors and conditions Mr. Levin deems appropriate. Alternatively, Mr. Levin may sell all or a portion of his shares of Common Stock in the open market or in privately negotiated transactions subject to the terms of the Merger Agreement, the Escrow Agreement (as defined in Item 5 hereof) and the Registration Rights Agreement (as defined in Item 6 hereof) and to the factors and conditions referred to above.

          Except as set forth above in this Item 4, Mr. Levin has no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of BKF, or the disposition of securities of BKF, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving BKF or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of BKF or of any of its subsidiaries, (d) any change in the present board of directors or management of BKF, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board, (e) any material change in the present capitalization or dividend policy of BKF, (f) any other material change in BKF's business or corporate structure, including but not limited to any plans or proposals to make any changes in BKF's investment policy for which a vote is required by Section 13 of the Investment Company Act, (g) changes in BKF's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of BKF by any person, (h) causing a class of securities of BKF to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of BKF becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
- - -------   ------------------------------------

          Mr. Levin is the beneficial owner of 3,797,780 shares of Common Stock and may be deemed to be the beneficial owner of 13,312 additional shares of

Common Stock, which represent, in aggregate, approximately 11.8% of the Common Stock outstanding./1//

          Mr. Levin has sole voting power with respect to all of the Merger Shares, but has sole dispositive power only as to 1,321,832 of the Merger Shares. The remaining 2,475,948 of the Merger Shares (the "Escrow Shares") were deposited into an escrow account pursuant to the Escrow Agreement, dated as of June 28, 1996 (the "Escrow Agreement"), by and among BKF, the Stockholders and UMB Bank, N.A., as escrow agent, for the purpose of securing, in accordance with the terms of the Merger Agreement and the Escrow Agreement, certain indemnification payments to which BKF may become entitled under the Merger Agreement./2// While Mr. Levin has sole power to vote the Escrow Shares, he has no right to transfer or otherwise dispose of such shares until released from escrow or as otherwise permitted by the terms of the Merger Agreement and the Escrow Agreement.

          A copy of the Escrow Agreement is attached hereto as Exhibit C and is incorporated herein by reference. The description of the Escrow Agreement in this Schedule 13D is qualified in its entirety by reference to the full text thereof.

          New LEVCO shares voting power with respect to the 7,517 Managed Shares contained in the managed accounts for the benefit of Mr. Levin's wife and four children with the beneficiaries of such accounts. As to the remaining 5,795 Managed Shares, New LEVCO has no voting power. New LEVCO shares dispositive power as to all of the Managed Shares with the beneficiaries of the corresponding managed accounts.

          Except as described in the Merger Agreement or the Escrow Agreement, or as otherwise described in this Schedule 13D, Mr. Levin has not engaged in any transaction involving any securities issued by BKF within the sixty-day period immediately preceding the date of this Schedule 13D and, with the exception of the shares of Common Stock described above, Mr. Levin does not beneficially own any securities issued by BKF.

- - ----------------
/1// Such percentage is based on the aggregate number of shares of Common Stock issued in the Merger, which was 4,858,879, plus the aggregate number of shares of Common Stock outstanding as of May 10, 1996, which was 27,543,641, based on the information provided in the BKF Proxy Statement, dated as of May 14, 1996.

/2// Pursuant to the Merger Agreement and the Escrow Agreement, all of the shares of Common Stock received in the Merger by each other Stockholder were deposited into such escrow account and were restricted in substantially the same manner and for substantially the same purpose as Mr. Levin's Escrow Shares.

          Notwithstanding anything to the contrary contained in this Schedule 13D, and in accordance with Rule 13d-4 promulgated under the Exchange Act, the filing of this Schedule 13D shall not be construed as an admission that Mr. Levin is the beneficial owner of the 13,312 Managed Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Pursuant to the Registration Rights Agreement, dated as of June 28, 1996 (the "Registration Rights Agreement"), by and among BKF and the Stockholders, each of the Stockholders were granted certain rights to register, pursuant to the Securities Act of 1933, as amended, the shares of Common Stock received by such Stockholder in the Merger.

          A copy of the Registration Rights Agreement is attached hereto as Exhibit D and is incorporated herein by reference. The description of the Registration Rights Agreement in this Schedule 13D is qualified in its entirety by reference to the full text thereof. Except as set forth in this Item 6 and Items 3, 4 and 5 of this Schedule 13D, Mr. Levin has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of BKF.

Item 7.   Material To Be Filed as Exhibits.

      Exhibit Index.

A. Amended and Restated Agreement and Plan of Merger, dated as of May 13, 1996, by and among BKF, Levin
      Management, Old LEVCO and the Stockholders.

B.    Portfolio Management Agreement, dated as of June
      28, 1996, between BKF and New LEVCO.

C. Escrow Agreement, dated as of June 28, 1996, by and among BKF, the Stockholders and UMB Bank, N.A., as escrow agent.

D.    Registration Rights Agreement, dated as of June 28,
      1996, by and among BKF and the Stockholders.

                                   SIGNATURE


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATE:  July 8, 1996



                                       /s/ John A. Levin
                                       -----------------------------------------
                                       JOHN A. LEVIN